The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)5
Registration No. 333-125582
Subject to Completion
Preliminary Prospectus Supplement dated August 4, 2005
PROSPECTUS SUPPLEMENT
(To prospectus dated June 23, 2005)
9,000,000 Shares
Cedar Shopping Centers, Inc.
Common Stock

          We are offering                     shares of our common stock and Merrill Lynch International, whom we refer to as the forward purchaser, is, at our request, borrowing from third party market sources and delivering for sale an aggregate of                     shares of our common stock in connection with a forward sale agreement between us and the forward purchaser. If the forward purchaser does not borrow and deliver for sale to the underwriters all of the                     shares of our common stock, we will sell the shares of our common stock that the forward purchaser does not borrow and deliver for sale. We will not initially receive any proceeds from the sale of shares of our common stock by the forward purchaser.
          Our common stock is listed on the New York Stock Exchange under the symbol “CDR.” The last reported sale price for the common stock on August 3, 2005 was $15.30 per share. Our next quarterly dividend of $.225 per share will be payable on August 22, 2005 to shareholders of record on August 12, 2005. Purchasers in this offering will not receive this dividend.
          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-1 of this prospectus supplement and page 3 of the accompanying prospectus.

Total
Per Share

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cedar Shopping Centers(1)	$	$

(1)	We will receive estimated net proceeds, before expenses, of $ upon settlement of our offering of common stock and expect to receive the remaining net proceeds only upon full physical settlement of the forward sale agreement, subject to the provisions of the forward sale agreement. Settlement of the forward sale agreement is expected to occur within approximately twelve months of the date of this prospectus supplement. For purposes of calculating the aggregate net proceeds, we have assumed that the forward sale agreement is physically settled based upon the aggregate initial forward sale price of $ and by delivery of shares of our common stock. The forward sale price is subject to adjustment pursuant to the forward sale agreement as described herein. See “Underwriting” for a description of the forward sale agreement.
          The forward purchaser has granted to the underwriters a 30 day option to purchase up to 1,350,000 additional shares of our common stock at the public offering price, less the underwriting discount, to cover overallotments, which will be exercisable with respect to the forward sale agreement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares of common stock will be ready for delivery on or about August     , 2005.

Merrill Lynch & Co.
Sole Book-Runner
Raymond James
Banc of America Securities LLC

Legg Mason Wood Walker

Incorporated

UBS Investment Bank

The date of this prospectus supplement is August      , 2005.

Prospectus Supplement
Prospectus

About this Prospectus	1
Incorporation of Certain Documents by Reference	1
The Company	2
Risk Factors	3
Use of Proceeds	11
Description of Preferred Stock	11
Description of Depository Shares	17
Description of Common Stock	20
Description of Warrants	20
Description of Stock Purchase Contracts	21
Description of Units	22
Plan of Distribution	22
Legal Matters	24
Experts	24
Where You Can Find More Information	24
          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

RISK FACTORS
          You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and should carefully consider the following risk factors, as well as the “Risk Factors” section in the accompanying prospectus.
Settlement provisions contained in the forward sale agreement subject us to certain risks.
          The forward purchaser will have the right to accelerate the forward sale agreement on a date specified by the forward purchaser if (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing our common stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock on the NYSE is less than or equal to $           per share on any trading day or (c) we declare any dividend on shares of our common stock (except our regular quarterly dividend of $.225 per share of common stock) and set a record date for payment prior to the maturity date specified in the forward sale agreement. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to physically settle the forward sale agreement by delivering shares of our common stock. The forward purchaser also will have the right to accelerate the forward sale agreement and to require us to either physically settle or net stock settle the forward sale agreement on a date specified by the forward purchaser if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company or our operating partnership. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company or our operating partnership. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our interests, including our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we settle the forward sale agreement by delivering shares of our common stock to the extent that such settlement would result in the forward purchaser holding in excess of either (i) 9% of our outstanding shares or (ii) shares in excess of the ownership limit specified in our charter, which may result in delayed settlement of the forward sale agreement and corresponding extension of the term in the forward sale agreement.
          Except under limited circumstances described above, in addition to physical settlement of the forward sale agreement, we also have the right to elect cash or net stock settlement under the forward sale agreement. If we elect cash or net stock settlement, the forward purchaser or one of its affiliates will purchase shares of our common stock in compliance with the volume limitations specified in Rule 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as if such Rule applied, in secondary market transactions over a period of time for delivery to stock lenders in order to unwind its hedge. If the price of our common stock at which the forward purchaser unwinds its hedge exceeds the forward sale price, we will pay the forward purchaser an amount in cash equal to such difference if we elect to cash settle and, if we elect to net stock settle, we will deliver a number of shares of our common stock having a market value equal to such difference. Any such difference could be significant. In addition, the purchases of our common stock by the forward purchaser to unwind its hedge could cause the price of our common stock to increase over time, thereby increasing the number of shares or amount of cash we owe to the forward purchaser.
Cash settlement of the forward sale agreement would have uncertain tax consequences, including the possible loss of our REIT status.
          The federal income tax law regarding cash settlement of the forward sale agreement is uncertain in some respects. In the event that we elect cash settlement under the forward sale agreement and the price at which the forward purchaser unwinds its hedge is below the forward price, we would receive a payment in cash from the forward purchaser under the forward sale agreement. Under Section 1032 of the Internal Revenue Code (the “Code”), most gains and losses realized by a corporation in dealing in its own shares or options or securities futures contracts to buy or sell its shares are non-taxable. There is no authority, however, directly concerning the income tax consequences to a corporation that cash settles a forward sale agreement for the sale of its own stock. In the event that we recognize a significant gain from cash settlement of the forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we would have to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 95% of our gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.
Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.
          We may sell shares of our common stock, or securities convertible or exchangeable into or exercisable for shares of our common stock, in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital at that time. We could choose to issue such shares or securities for a variety of reasons, including for investment or acquisition purposes. We may also, either mandatorily or at our option, issue shares upon settlement of the forward sale agreement. Raising funds by issuing shares of our common stock, or securities convertible or exchangeable into or exercisable for shares of our common stock, will dilute the ownership of our existing stockholders. Additionally, we may issue equity securities in the future that have rights, preferences or privileges that are senior to your rights as a holder of our common stock.

THE COMPANY
          We were organized in 1984 and elected to be taxed as a REIT in 1986. We are a fully integrated, self-administered and self-managed real estate company. We acquire, own, manage, lease and redevelop primarily community and neighborhood shopping centers located in the Northeast, primarily in Pennsylvania. As of June 30, 2005, we owned 58 properties, aggregating approximately 5.7 million square feet of gross leasable area, or GLA, including 52 wholly owned properties comprising approximately 5 million square feet of GLA and six properties owned through joint ventures comprising approximately 700,000 square feet of GLA. The portfolio was approximately 90% leased as of that date, excluding six properties under development and/or redevelopment.
          We conduct our business through our operating partnership, Cedar Shopping Centers Partnership, L.P., a Delaware limited partnership. We own approximately a 93.2% interest in the operating partnership.
          Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus and is not incorporated in this prospectus supplement or the accompanying prospectus by reference.
          In this prospectus supplement, unless the context otherwise requires, the terms “we”, “us” and “our” include Cedar Shopping Centers, Inc., Cedar Shopping Centers Partnership, L.P. and their consolidated subsidiaries.
RECENT DEVELOPMENTS
Recently Completed Acquisitions
          Since January 1, 2005, we have completed the acquisitions of an aggregate of 27 properties containing 807,000 square feet of GLA for total transaction costs of approximately $97.6 million.
          Our most recent acquisitions completed since the beginning of our second quarter are as follows:
          Portfolio from Giltz & Associates. On April 25, 2005, we closed on purchases of 21 of 25 properties included in a portfolio owned by affiliates of Giltz & Associates consisting primarily of drug store anchored properties located in Ohio, Pennsylvania, New York and Connecticut. Ten of the properties are anchored by Discount Drug Mart and eight of the properties are net-leased to single tenants, including four CVS Drug Stores, one Staples, one McDonalds, one Waffle House and one bank. The aggregate consideration paid for the 21 properties, excluding closing costs, was approximately $67.9 million, consisting of: (a) approximately $27.6 million of new first mortgage financings at a weighted average interest rate of approximately 5.2% per annum, fixed for a 10-year term; (b) the assumption of approximately $8.4 million of existing financing at a weighted average interest rate of 7.4% per annum; (c) approximately $13.8 million in newly issued operating partnership units (convertible into our common stock); and (d) approximately $18.1 million drawn from our secured revolving credit facility.
          Subsequently, we closed on the purchase of two additional CVS-anchored properties in Ohio, one Discount Drug Mart-anchored property in Ohio and one property in Connecticut anchored by T.J. Maxx, Staples, Olympia Sports and Sleepy’s. The total consideration paid for the four properties was approximately $19.4 million, excluding closing costs, and also involved a combination of new first mortgage financings, assumption of existing financing, issuance of additional operating partnership units and draws on our secured revolving credit facility.
Pending Acquisitions
          We have entered into definitive agreements or letters of intent for a number of acquisitions. We intend to use any net proceeds received by us upon settlement of the forward sale agreement to fund certain of these acquisitions. Although we have entered into definitive agreements with respect to the pending acquisitions discussed below, there is no assurance that any of these transactions will be consummated or will be consummated on the specified terms.
Portfolios in Pennsylvania, Virginia and Michigan
          On May 10, 2005, we entered into agreements to purchase: (a) a portfolio of eight properties anchored by, or leased entirely to, supermarkets for $94.8 million, exclusive of closing costs and fees, with six of the properties being located in the Chesapeake region of Virginia, and two of the properties being located in central Pennsylvania; and (b) a portfolio of four redevelopment properties for approximately $24 million, exclusive of closing costs and fees, with three of the properties being located in Michigan and the remaining property being located in Pennsylvania.
          The three Pennsylvania properties contain approximately 220,000 square feet of GLA and include:

•	Liberty Marketplace in Dubois, Pennsylvania, a Martins supermarket-anchored property of approximately 68,200 square feet of GLA;

•	The Mechanicsburg Shopping Center in Mechanicsburg, Pennsylvania, consisting of a free-standing Giant supermarket of approximately 51,000 square feet of GLA; and

•	The Dunmore Shopping Center in Dunmore, Pennsylvania, a 101,000 square foot center anchored by Consolidated Stores and Enyon Furniture. The property, which presently has a 34,000 square foot vacancy, is a redevelopment candidate.
          The six Virginia properties are anchored by, or leased entirely to, Farm Fresh (SuperValu) Supermarkets and contain approximately 455,000 square feet of GLA. They include:

•	The General Booth Shopping Center in Virginia Beach, Virginia, consisting of approximately 73,320 square feet of GLA, anchored by a Farm Fresh Supermarket of approximately 53,600 square feet of GLA, plus a dozen small shop tenant spaces;

•	The Suffolk Plaza Shopping Center in Suffolk, Virginia, anchored by a Farm Fresh Supermarket of approximately 67,216 square feet of GLA (and shadow-anchored by a Belks Department Store and other tenants);

•	The Kempsville Shopping Center in Virginia Beach, Virginia, consisting of approximately 94,477 square feet of GLA, anchored by a Farm Fresh Supermarket of approximately 74,000 square feet of GLA, including warehouse and office space, plus more than a dozen small stores;

•	The Little Creek Shopping Center in Norfolk, Virginia, consisting of a free-standing Farm Fresh Supermarket of approximately 66,120 square feet of GLA and an adjacent outparcel net leased to KFC;

•	The Smithfield Shopping Center in Smithfield, Virginia, which includes a Farm Fresh Supermarket of approximately 45,544 square feet of GLA physically located in the middle of a strip center and Peebles, Dollar Tree and a number of small shops; and

•	Coliseum Marketplace in Hampton, Virginia, consisting of approximately 104,941 square feet of GLA, anchored by a Farm Fresh Supermarket of approximately 57,662 square feet of GLA plus nearly a dozen smaller tenants.
          The three Michigan redevelopment properties include the following:

•	The Clyde Park Shopping Center in Wyoming, Michigan, a 117,000 square foot potential redevelopment center anchored by an 85,000 square foot Value City store, with 32,000 square feet of vacancy;

•	The Stadium Plaza Shopping Center in East Lansing, Michigan, an 80,000 square foot shopping center with a 54,560 square foot newly built, but presently “dark”, Borman’s (A&P) supermarket and a 10,000 square foot vacancy; and

•	Bay City Stadium Plaza in Bay City, Michigan, a 136,000 square foot center anchored by a 64,560 square foot Kroger supermarket, with a lease extending to 2014 exclusive of renewal options, and a 12,000 square foot vacancy together with a vacant development parcel.
          The purchase price for the two portfolios will involve the assumption of certain existing conduit first mortgage loans at a weighted average interest rate of 5.8% per annum with maturities scheduled from 2009 to 2014; the balance of the purchase price will be drawn down from our existing secured revolving credit facility.
          Closing of the purchase of the properties is expected to occur prior to October 2005, except for at least two properties where additional closing conditions need to be satisfied.
Trexlertown, PA
          On July 10, 2005, we entered into an agreement to acquire the Trexler Mall in Trexlertown, Pennsylvania, a 340,000 square foot multi-anchored community shopping center, anchored, among others, by an 88,000 square foot Kohl’s Department Store, a 62,000 square foot Bon-Ton Department Store and a 56,750 square foot Giant Supermarket.
          The acquisition, which involves an operating lease plus a purchase option of $2.5 million, will include a price of approximately $5.5 million in cash, exclusive of closing costs, and the assumption of approximately $23 million first mortgage financing at 5.42% per annum due in 2014. The cash portion of the acquisition price is expected to be funded by draws on our secured revolving credit facility.
          The acquisition is subject to our due diligence review, our board of directors’ consent, lender’s consent and normal closing conditions. The transaction is expected to be completed in September 2005.
Oakland Mills
          On June 20, 2005, we entered into an agreement to acquire the Oakland Mills Shopping Center in Columbia, Maryland. The purchase price will be approximately $8 million, subject to closing adjustments, and will be funded initially from our secured revolving credit facility. The property is also expected to be included as a collateral property for such credit facility. Due diligence on the property was completed on July 20, 2005. The acquisition of the property is expected to be completed in August 2005.
          Oakland Mills is a 58,000 square foot community shopping center anchored by a 43,500 square foot Food Lion supermarket, whose lease extends to 2018, exclusive of options. Oakland Mills is situated on approximately six acres and is located near existing elementary, junior high and high schools. Columbia, Maryland is an established planned urban community, which was originally developed in the late-1960’s.
The Shops at Suffolk Downs
          On June 2, 2005, we entered into an agreement to acquire a shopping center known as “The Shops at Suffolk Downs” located in Revere, Massachusetts. This purchase will mark our second shopping center acquisition in the greater Boston and eastern Massachusetts area. Each such acquisition is anchored by a “Super Stop & Shop” supermarket.
          The Shops at Suffolk Downs is a newly-developed shopping center property anchored by a recently completed 75,000 square foot Super Stop & Shop and shadow-anchored by a 123,000 square foot Target, located on a separate parcel. The property also includes a Wendy’s. We expect to build and lease an additional 36,500 square feet of retail space at the property. When completed, the property will have 123,000 square feet of GLA.

Carlisle, Pennsylvania
          On July 25, 2005, we entered into an agreement to acquire the Point at Carlisle Plaza in Carlisle, Pennsylvania, a 183,000 square foot shopping center anchored by Bon-Ton Department Store and Office Max. The purchase price is approximately $11 million for this unencumbered center. Closing is estimated to occur in September 2005.
Letters of Intent
          We have entered into letters of intent to purchase various shopping centers and properties as discussed below. Each of these transactions is subject to execution and delivery of a definitive purchase agreement, to our continued due diligence, to our board of directors’ approval, and to normal closing conditions. There is no assurance that any of these transactions will be consummated or will be consummated on the specified terms.
Fredericksburg and Richmond, Virginia
          We have entered into a letter of intent to acquire 15 unencumbered properties located in Fredericksburg and Richmond, Virginia for an aggregate purchase price of $111.7 million, of which $90 million will be paid at closing expected to occur in September 2005, with the balance to be earned over a period of time expected to be within six months after closing. The properties consist of two free standing supermarkets, 12 multi-tenant retail buildings and one free standing retail building.
East Pennsboro, Pennsylvania
          We have signed a letter of intent to purchase Pennsylvania Commons in East Pennsboro, Pennsylvania for a purchase price of $17.8 million. This is a 110,000 square foot unencumbered center completed in 1999 anchored by a Giant Supermarket.
Shore Mall, New Jersey
          We have signed a letter of intent to acquire The Shore Mall in Egg Harbor Township, New Jersey for a purchase price of $2.5 million in cash (or at seller’s option a combination of cash and operating partnership units) and the assumption of an existing mortgage of $31.3 million and payment obligations to a former owner of approximately $3.3 million. The Shore Mall is an enclosed regional mall of approximately 620,000 square feet of GLA anchored by a 167,200 square foot Boscov’s, a 144,000 square foot Value City and an 85,000 square foot Burlington Coat Factory. The letter of intent is subject to a right of first refusal of a former owner to acquire this property. We are presently managing this property. Mr. Leo Ullman, our chairman of the board, chief executive officer and president, has an 8% ownership interest in this property. This transaction is subject to the additional conditions of receipt of a fairness opinion, appraisals and lender’s consent. We have also entered into a letter of intent to acquire approximately 50 acres of land adjacent to The Shore Mall from the same owners for a purchase price of $2 million in cash or, at seller’s option, a combination of cash and operating partnership units.
Future Acquisitions
          We also intend to acquire additional community and neighborhood shopping centers during 2005 and thereafter and are actively looking at additional centers, although we have not yet entered into any binding agreements or letters of intent other than as described above. We also expect to exercise our option to purchase six additional properties anchored by Discount Drug Mart in Ohio from affiliates of Giltz & Associates during the next two years. There is no assurance that we will consummate any additional acquisitions or the terms thereof.

Dividends
          On August 2, 2005, our board of directors approved a dividend of $.225 per share with respect to our common stock as well as an equal distribution per unit on our outstanding operating partnership units. At the same time, our board approved a dividend of $.554688 per share with respect to our 8 7/8% Series A Cumulative Redeemable Preferred Stock. The dividends will be paid on August 22, 2005 to shareholders of record on August 12, 2005. Purchasers in this offering will not receive such dividends by virtue of their purchase.
USE OF PROCEEDS
          We estimate that the net proceeds from the sale of the common stock we are offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $                million. We will not initially receive any proceeds from the sale of shares of common stock offered by the forward purchaser. We expect to receive net proceeds of approximately $           million (or $           million if the overallotment option is exercised in full), subject to the provisions of the forward sale agreement, only upon full physical settlement of the forward sale agreement. We expect settlement of the forward sale agreement will occur within twelve months following the date of this prospectus supplement. Except under the circumstances described in the succeeding paragraph, in addition to physical settlement, we also have the right to elect cash or net stock settlement of the forward sale agreement, which will impact any net proceeds received by us upon settlement of the forward sale agreement and may, instead, require us to deliver cash or common stock to the forward purchaser. We will contribute the net proceeds from our offering of common stock and any net proceeds received from the subsequent settlement of the forward sale agreement to our operating partnership. Our operating partnership presently intends to use all the net proceeds from our offering of common stock to repay amounts outstanding on our secured revolving credit facility and for general corporate purposes, including the acquisition of shopping centers that are complementary to our existing portfolio, and for the development and redevelopment of properties, and presently intends to settle forward sales concurrently with the closing of pending or future acquisitions. As of June 30, 2005, we had approximately $43.4 million outstanding on our secured revolving credit facility, which matures in January 2007. Borrowings under our secured revolving credit facility bear interest at a rate of LIBOR plus 150 basis points, an average rate of 4.87% per annum as of June 30, 2005, subject to increases to a maximum of 205 basis points, depending on our overall leverage ratio. Affiliates of certain of the underwriters are lenders under our secured revolving credit facility and will receive a portion of the repayment of such facility with the net proceeds of this offering. See “Underwriting—Other Relationships.” We expect thereafter to borrow from time to time under our secured revolving credit facility to provide funds for general working capital and other corporate purposes, including the acquisition of additional properties and the redevelopment or development of existing or new properties.
          The forward purchaser will have the right to accelerate the forward sale agreement on a date specified by the forward purchaser if (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing our common stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock on the NYSE is less than or equal to $           per share on any trading day, or (c) we declare any dividend (except our regular quarterly dividend of $.225 per share of common stock) on shares of our common stock and set a record date for payment prior to the maturity date specified in the forward sale agreement. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to physically settle the forward sale agreement by delivering shares of our common stock. The forward purchaser also will have the right to accelerate the forward sale agreement and to require us to either physically settle or net stock settle the forward sale agreement on a date specified by the forward purchaser if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company or our operating partnership. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company or our operating partnership. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our interests, including our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we settle the forward sale agreement by delivering shares of our common stock to the extent that such settlement would result in the forward purchaser holding in excess of either (i) 9% of our outstanding shares or (ii) shares in excess of the ownership limit specified in our charter, which may result in delayed settlement of the forward sale agreement and corresponding extension of the term in the forward sale agreement.

UNDERWRITING
          Subject to the terms and conditions contained in the purchase agreement among us, the forward purchaser and the underwriters, we have agreed to sell an aggregate of                      shares of our common stock and the forward purchaser, which is an affiliate of one of the underwriters, at our request, is borrowing and delivering for sale an aggregate of                      shares of our common stock to the underwriters, and each underwriter named below has severally agreed to purchase from us and the forward purchaser, in the proportion specified in the purchase agreement, the number of shares set forth opposite such underwriter’s name.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
Banc of America Securities LLC
Legg Mason Wood Walker, Incorporated
UBS Securities LLC

Total	9,000,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of the shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitment of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.
          If the forward purchaser is unable to borrow all of the shares of our common stock to be delivered for sale by it to the underwriters, the purchase agreement provides that we will issue and sell under the purchase agreement a number of shares equal to the number of shares that the forward purchaser does not borrow and deliver for sale to the underwriters. The forward purchaser will have no liability to the underwriters or us under the purchase agreement in the event that it is unable to borrow and deliver for sale any of the shares of our common stock referred to above.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Forward Sale Agreement
          We have entered into a forward sale agreement on the date of this prospectus supplement with Merrill Lynch International, as forward purchaser, related to                      shares of our common stock (or                      shares of our common stock if the underwriters exercise the overallotment option in full). In connection with the execution of the forward sale agreement and at our request, the forward purchaser is borrowing and delivering for sale in this offering                      shares of our common stock. In the event that the forward purchaser borrows and delivers for sale to the underwriters less than                      shares of our common stock in this offering, the number of shares of our common stock to be sold under the forward sale agreement shall be reduced to equal the number of shares of our common stock borrowed and delivered for sale in this offering by the forward purchaser and the forward sale agreement will become effective only for the number of shares actually borrowed and delivered for sale by the forward purchaser.

          Prior to settlement under the forward sale agreement, the forward purchaser will utilize the aggregate net proceeds from the sale of the borrowed shares of our common stock in this offering as cash collateral for the borrowing of such shares. We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock in this offering, subject to the provisions of the forward sale agreement, from the forward purchaser upon settlement of the forward sale agreement if we elect to settle the forward sale agreement entirely with shares of our common stock, assuming the forward sale price is the initial forward sale price.
          The forward sale agreement provides for settlement on a settlement date or dates to be specified at our discretion no later than twelve months following the date of this prospectus supplement at an initial forward sale price of                     per share, which is the public offering price of our shares of common stock less the underwriting discount. The forward sale agreement provides that the initial forward sale price will be subject to increase based on a floating interest factor equal to the federal funds rate, less a spread and less our regular quarterly dividends of $.225 per share of common stock. However, because the aggregate of the spread and such dividends may be greater than the increase resulting from the federal funds rate for part or all of the term of the forward sale agreement, the actual forward sale price at settlement may be less than the initial forward sale price.
          The forward purchaser will have the right to accelerate the forward sale agreement on a date specified by the forward purchaser if (a) in its judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement or the cost of borrowing our common stock has increased above a specified rate per annum, (b) the average of the closing bid and offer price or, if available, the closing sale price of our common stock on the NYSE is less than or equal to $           per share on any trading day, or (c) we declare any dividend on shares of our common stock (except our regular quarterly dividend of $.225 per share of common stock) and set a record date for payment prior to the maturity date specified in the forward sale agreement. In the event that early settlement of the forward sale agreement is based on any of the foregoing events, we will be required to physically settle the forward purchase agreement by delivering shares of our common stock. The forward purchaser also will have the right to accelerate the forward sale agreement and to require us to either physically settle or net stock settle the forward sale agreement on a date specified by the forward purchaser if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreement, or if our board of directors votes to approve an action that, if consummated, would result in a merger or other takeover event of our company or our operating partnership. The forward sale agreement is also subject to cancellation and payment, as defined in the forward sale agreement, upon the consummation of a merger or other takeover event of our company or our operating partnership. The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement early will be made irrespective of our interests, including our need for capital. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In no event may we settle the forward sale agreement by delivering shares of our common stock to the extent that such settlement would result in the forward purchaser holding in excess of either (i) 9% of our outstanding shares or (ii) shares in excess of the ownership limit specified in our charter, which may result in delayed settlement of the forward sale agreement and corresponding extension of the term in the forward sale agreement.
          Except under the circumstances described above, in addition to physical settlement of the forward purchase agreement, we also have the right to elect cash or net stock settlement under the forward sale agreement. Although we expect to settle the forward sale agreement entirely by the physical delivery of shares of our common stock, we may elect cash or net stock settlement for all or a portion of our obligations if we conclude that it is in our interest to do so. If we elect cash or net stock settlement, the forward purchaser or one of its affiliates will purchase shares of our common stock in compliance with the volume limitations specified in Rule 10b-18 under the Exchange Act, as if such Rule applied, in secondary market transactions over a period of time for delivery to stock lenders in order to unwind its hedge. In the event that we elect to cash or net stock settle the forward sale agreement, if the price of our common stock at which the forward purchaser unwinds its hedge exceeds the applicable forward sale price, we will pay the forward purchaser under the forward sale agreement an amount in cash, if we cash settle, equal to such difference or deliver a number of shares of our common stock, if we net stock settle, having a market value equal to such difference. If the price of our common stock at which the forward purchaser unwinds its hedge is below the applicable forward sale price, the forward purchaser will pay us such difference in cash, if we cash settle, or in shares of our common stock, if we net stock settle. Under the forward sale agreement, if we elect cash or net stock settlement, the price at which the forward purchaser unwinds its hedge will include a fee to the forward purchaser.
          Before the issuance of our shares of common stock upon settlement of the forward sale agreement, the forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the applicable forward sale price at the end of the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the per share applicable forward sale price, which is initially $          (which is equal to our per share proceeds, before expenses, as set forth in the table on the cover of this prospectus supplement), subject to increase based on a floating interest factor equal to the federal funds rate, less a spread and less our regular quarterly dividend of $.225 per share of common stock.
Commissions and Discounts
          The underwriters have advised us and the forward purchaser that they propose initially to offer the shares of common stock to the public at the initial public offering price specified on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $          .          per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $          .           per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed.
          The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes (a) either no exercise or full exercise by the underwriters of the overallotment option, and (b) that the forward sale agreement is physically settled based upon the aggregate initial forward sale price and by the delivery of                      shares of our common stock. We expect to receive proceeds of approximately $          , net of the underwriting discount and offering expenses, subject to certain adjustments as described above, only upon physical settlement of the forward sale agreement. Settlement is expected to occur within twelve months following the date of this prospectus supplement. If the forward sale agreement is net stock settled or cash settled, we will not receive the full proceeds shown below.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Cedar Shopping Centers	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $100,000 and are payable by us.
Overallotment Option
          Merrill Lynch International, as forward purchaser, has granted an option to the underwriters to purchase up to 1,350,000 additional shares of common stock at the initial public offering price less the underwriting discount which will be exercisable with respect to the forward sale agreement. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
          We, our executive officers and our directors who beneficially own shares of our common stock as of the date of this prospectus supplement have agreed, with some exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.
          This lockup provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
          Notwithstanding the foregoing, if: (i) during the last 17 days of the 90 day lockup period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90 day lockup period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16 day period beginning on the last day of the 90 day lockup period, then the lockup period will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.
New York Stock Exchange Listing
          Our common stock is listed on the NYSE under the symbol “CDR.”
Price Stabilization and Short Positions
          Until the distribution of the shares of common stock offered hereby is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase our common stock. However, Merrill Lynch, Pierce, Fenner & Smith Incorporated may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          The underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover the positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are made in an amount not greater than the underwriters’ option to purchase additional shares from the forward purchaser in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the shares to close out the covered short positions, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase the shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.
          Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that would otherwise exist in the open market.
          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
European Economic Area Selling Restrictions
          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
          For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

UK Selling Restrictions
          Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of our common stock in circumstances in which section 21(1) FSMA does not apply; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.
No Public Offering Outside the United States
          No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering material or advertisements in connection with our common stock may not be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
          Purchasers of our common stock offered by this prospectus supplement and the accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price specified on the cover page of this prospectus supplement.
Electronic Distribution
          Some or all of the underwriters will be facilitating Internet distribution of this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by the applicable underwriters. Other than the prospectus in electronic format, the information on the websites is not part of this prospectus supplement or accompanying prospectus.
Other Relationships
          In the ordinary course of their business, the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us. They have received and will receive customary fees and commissions on these transactions.
          As discussed above, Merrill Lynch International, an affiliate of one of the underwriters, has entered into the forward sale agreement described above under “— Forward Sale Agreement.”
          Because it is expected that more than 10% of the net proceeds of this offering may be paid to affiliates of one or more of the underwriters, this offering is being conducted in accordance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.
LEGAL MATTERS
          Certain legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP of New York, New York. Sidley Austin Brown & Wood llp, New York, New York, will act as counsel to the underwriters.

EXPERTS
          The consolidated financial statements of Cedar Shopping Centers, Inc. appearing in Cedar Shopping Centers, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedules appearing therein), and Cedar Shopping Centers, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, the statement of revenues and certain expenses of Brickyard Shopping Plaza for the year ended June 30, 2004 appearing in our Current Report on Form 8-K/A dated December 27, 2004, the combined statement of revenues and certain expenses of Giltz & Associates, Inc. for the year ended December 31, 2004 appearing in our Current Report on Form 8-K/A dated April 25, 2005, and the combined statement of revenues and certain expenses of certain properties of RVG Entity Owners for the year ended December 31, 2004 appearing in our Current Report on Form 8-K/A dated June 24, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, incorporated by reference therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below which were filed with the SEC under the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	Current Reports on Form 8-K filed April 8, 2005, April 14, 2005, April 27, 2005, June 2, 2005 and June 29, 2005 and Forms 8-K/A filed February 23, 2005, May 25, 2005, June 24, 2005 and August 3, 2005; and

•	Definitive proxy statement dated April 11, 2005.
          We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of this offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.
          You may request copies of the filings, at no cost, by telephone at (516) 767-6492 or by mail at: Cedar Shopping Centers, Inc., 44 South Bayles Avenue, Port Washington, New York 11050, Attention: Investor Relations.
WHERE YOU CAN FIND MORE INFORMATION
          You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS
          This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify the forward-looking statements by their use of forward-looking words, such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates,” or the negative of those words or similar words. Forward-looking statements reflect our views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, please see the discussion under “Risk Factors” contained in this prospectus supplement and the accompanying prospectus and the other information contained in our publicly available filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2004. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS
$500,000,000
Cedar Shopping Centers, Inc.
Common Stock, Preferred Stock, Depositary Shares, Warrants,
Stock Purchase Contracts and Units
          Cedar may offer and issue from time to time up to $500,000,000 of:

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock represented by depositary shares;

•	warrants;

•	stock purchase contracts; and

•	units.
          Cedar’s common stock is traded on the New York Stock Exchange under the symbol CDR.
          The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering.
          When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.
          Where necessary, the applicable prospectus supplement will contain information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.
          See “Risk Factors” beginning at page 3 of this Prospectus for a description of certain factors that you should consider prior to purchasing the securities.
          We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The Attorney General of The State Of New York has not passed on or endorsed the merits of this Offering. Any representation to the contrary is unlawful.
The date of this Prospectus is June 23, 2005.

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $500,000,000.
          This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities (SEC File Number: 0-14510):

1.	Cedar’s Annual Report on Form 10-K for the year ended December 31, 2004.

2.	Cedar’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

3.	Current Reports on Form 8-K filed April 8, 2005, April 14, 2005, April 27, 2005 and June 2, 2005 and Form 8-K/ A filed February 23, 2005.

4.	The description of Cedar’s common stock which is contained in Item 1 of our registration statement on Form 8-A, as amended, filed October 1, 2003 pursuant to Section 12 of the Exchange Act.

5.	The information contained in the section “Investment Policies and Policies With Respect to Certain Activities” contained in the Registration Statement on Form S-11 filed on August 20, 2003, as amended, SEC File Number: 333-108091.
          You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:
Investor Relations
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765
(516) 767-6492
http://www.cedarshoppingcenters.com
          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

THE COMPANY
          We were organized in 1984 and elected to be taxed as a real estate investment trust, or REIT, in 1986. We are a fully integrated, self-administered and self-managed real estate company. We focus on the ownership, operation, development and redevelopment of community and neighborhood shopping centers located primarily in Pennsylvania. As of May 15, 2005, we owned 54 properties, aggregating approximately 5.6 million square feet of gross leasable area, or GLA.
          We conduct our business through Cedar Shopping Centers Partnership, L.P., or the operating partnership, a Delaware limited partnership. As of May 15, 2005, we owned approximately a 93.8% interest in the operating partnership.
          Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050-3765, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com.

RISK FACTORS
          Your investment in the securities involves risks. In consultation with your own financial and legal advisors, you should carefully consider, among other factors, the matters described below before deciding whether an investment in the securities is suitable for you.
Risks Related to Our Properties and Our Business

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.
          Our ability to make expected distributions to our stockholders depends on our ability to generate sufficient revenues to meet operating expenses, future debt service and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include, but may not be limited to, the following:

•	local oversupply, increased competition or declining demand for real estate;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development, tenant improvements and acquisitions on favorable terms;

•	increased operating costs, including real estate taxes, insurance premiums and utilities;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing submarket demographics; and

•	changing traffic patterns.
          In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders.

Substantially all of our properties are located in the Northeast, primarily in Pennsylvania, which exposes us to greater economic risks than if we owned properties in several geographic regions.
          Any adverse economic or real estate developments in our market area resulting from the region’s regulatory environment, business climate, fiscal problems or weather, could adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock, and our ability to satisfy our debt service obligations and to make distributions to our stockholders. In addition, the economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industry sectors may result in an increase in tenant vacancies, which may harm our performance in the affected market. Economic and market conditions also may impact the ability of our tenants to make payments required by their leases. If our properties do not generate sufficient income to meet operating expenses, including future debt service, income and results of operations would be significantly harmed.

Our properties consist primarily of community shopping and convenience centers. Our performance therefore is linked to economic conditions in the market for retail space generally.
          The market for retail space has been and could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, competition for tenants with other shopping centers in our markets, and increasing consumer purchases through catalogues or the Internet. To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

At March 31, 2005, we had approximately $267.4 million of consolidated debt of which our share was approximately $231.0 million, a portion of which was variable rate debt, which may impede our operating performance and put us at a competitive disadvantage.
          Required repayments of debt and related interest can adversely affect our operating performance. At March 31, 2005, we had approximately $267.4 million of outstanding consolidated indebtedness of which our share was approximately $231.0 million. Approximately $106.4 million of this consolidated debt bore interest at a variable rate, of which our share was approximately $104.0 million. During 2004, our LIBOR base rate for our variable debt increased from 1.14% at December 31, 2003 to 2.42% at December 31, 2004. Increases in interest rates may impede our operating performance and put us at a competitive disadvantage. Required repayments of debt and related interest can adversely affect our operating performance.
          We also intend to incur additional debt in connection with future acquisitions of real estate. We have in the past borrowed, and may in the future borrow, funds if necessary to satisfy any requirement that we make distributions to stockholders.
          Our substantial debt may harm our business and operating results by:

•	requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for distributions;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.
          In addition to the risks discussed above and those normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, we also are subject to the risk that we will not be able to refinance the existing indebtedness on our properties (which, in most cases, will not have been fully amortized at maturity), or that the terms of any refinancing we could obtain would not be as favorable as the terms of our existing indebtedness. If we are not successful in refinancing this debt when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations.

The financial covenants in our loan agreements may restrict our operating or acquisition activities, which may harm our financial condition and operating results.
          The mortgages on our properties contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property, to enter into leases or to discontinue insurance coverage. Our ability to borrow under our secured revolving credit facility is subject to compliance with these financial and other covenants, including restrictions on property eligible for collateral and overall restrictions on the amount of indebtedness we can incur. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can immediately take possession of the property securing the loan.

We have recently experienced and expect to continue to experience rapid growth and may not be able to integrate additional properties into our operations or otherwise manage our growth, which may adversely affect our operating results.
          We are currently experiencing and expect to continue to experience rapid growth. All of our properties have been acquired since 2000, and the acquisition of any additional properties would generate additional operating expenses that we would be required to pay. As we acquire additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default. As a result of the rapid growth of our portfolio, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to integrate these properties into our portfolio and manage any future acquisitions of additional properties without operating disruptions or unanticipated costs. Our failure to successfully integrate any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.
          We had net income of $7,860,000 in 2004, and net losses of $147,000, $468,000 and $21,275,000 for the years ended December 31, 2001, 2002 and 2003, respectively. In 2003, approximately $20.8 million of these losses were one-time transaction costs associated with our 2003 public offering. If we are unable to maintain profitability, the market price of our common stock could decrease and our business and operations could be negatively impacted.

We may not be successful in identifying suitable acquisitions that meet our criteria, which may impede our growth; if we do identify suitable acquisition targets, we may not be able to consummate such transactions on favorable terms.
          Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We analyze potential acquisitions on a property-by-property and market-by-market basis. We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms. Failure to identify or consummate acquisitions could reduce the number of acquisitions we complete and slow our growth, which could in turn harm our stock price.

We face competition for the acquisition of real estate properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.
          We compete with many other entities engaged in real estate investment activities for acquisitions of retail shopping centers, including institutional investors, REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties or may succeed in acquiring those properties themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors for a number of reasons, such as, for example, they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced.

Our current and future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners.
          We own some of our properties through joint ventures and in the future we may co-invest with third parties through joint ventures. We may not be in a position to exercise sole decision-making authority regarding the properties owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners. Further, the terms of certain of our joint venture agreements provide for minimum priority cumulative returns for the joint venture partners. To the extent these specified minimum returns are not achieved, our equity interest in these joint ventures may be negatively affected.

Since substantially all our revenues are derived from rental income, failure of tenants to pay rent or leasing delays we encounter, particularly with respect to our anchor tenants, could seriously harm our operating results and financial condition.
          Substantially all our revenues are derived from rental income from our properties. At any time, our tenants may experience a downturn in their business that may weaken their financial condition or become insolvent. As a result, our tenants may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any leasing delays, failure to make rental payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and material losses to us and may harm our operating results. In addition, adverse market conditions and competition may impede our ability to renew leases or re-let space as leases expire, which could harm our business and operating results.
          Our business may be seriously harmed if any anchor tenant fails to renew its lease or vacates a property and prevents us from re-leasing that property by continuing to pay base rent for the balance of the term. In addition to the loss of rental payments from the anchor tenant, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction under these circumstances.
          Any bankruptcy filings by or relating to one of our tenants or a lease guarantor generally would bar all efforts by us to collect pre-bankruptcy debts from that tenant, the lease guarantor or their property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a lease is affirmed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease generally must be paid to us in full. However, if a lease is disaffirmed by a tenant in bankruptcy, we would have only a general unsecured claim for damages, which would be paid normally only to the extent that funds are available and only in the same percentage as is paid to all other members of the same class of unsecured claims. It is possible and indeed likely that we may recover substantially less than the full value of any unsecured claims we hold, which may harm our financial condition.

Adverse market conditions and competition may impede our ability to renew leases or re-let space as leases expire, which could harm our business and operating results.
          We face competition from similar retail centers within the trade areas of each of our centers that may affect our ability to renew leases or re-let space as leases expire. In addition, any new competitive properties that are developed within the trade areas of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make capital improvements to properties that we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may divert away cash that would otherwise be available for distributions to stockholders. Ultimately, to the extent we are unable to renew leases or re-let space as leases expire, it would result in decreased cash flow from tenants and harm our operating results.

We may be restricted from re-leasing space based on existing exclusivity lease provisions with some of our tenants.
          In some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants within that center to sell that merchandise or provide those services. When re-leasing space after a vacancy by one of these other tenants, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to re-lease space or to re-lease space on satisfactory terms could harm our operating results.

For the year ended December 31, 2004 Giant Food and Stop & Shop represented approximately 10% of our total revenues.
          At December 31, 2004, eight of our properties had a Giant Food supermarket as an anchor tenant and one property had a Stop & Shop supermarket as an anchor tenant. Ahold N.V., a Netherlands corporation and the ultimate parent company of Giant Food and Stop & Shop, generally guarantees the Giant Food leases.

Development and redevelopment activities may be delayed or otherwise may not perform as expected.
          We are in the process of developing and redeveloping certain of our properties and expect to redevelop or develop other properties in the future. In this connection, we will bear certain risks, including the risks of construction delays or cost overruns that may increase project costs and make such project uneconomical, the risk that occupancy or rental rates at a completed project will not be sufficient to enable us to pay operating expenses or earn the targeted rate of return on investment, and the risk of incurrence of predevelopment costs in connection with projects that are not pursued to completion. In addition, consents may be required from various tenants in order to develop or redevelop a center. In case of an unsuccessful project, our loss could exceed our investment in the project.

Potential losses may not be covered by insurance.
          We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from war, nuclear accidents and nuclear, biological and chemical occurrences from terrorist acts. Some of our policies, such as those covering losses due to terrorism, floods and earthquakes, are subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. Additionally, certain tenants have termination rights in respect of certain casualties. If we receive casualty proceeds, we may not be able to reinvest such proceeds profitably or at all, and we may be forced to recognize taxable gain on the affected property. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Future terrorist attacks in the United States could harm the demand for, and the value of, our properties.
          Future terrorist attacks in the U.S., such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and other acts of terrorism or war could harm the demand for and the value of our properties. Terrorist attacks could directly impact the value of our properties through damage, destruction, loss or increased security costs, and the availability of insurance for such acts may be limited or may cost more. To the extent that our tenants are impacted by future attacks, their ability to continue to honor obligations under their existing leases with us could be adversely affected.

Rising operating expenses could reduce our cash flow and funds available for future distributions.
          Our properties will be subject to increases in real estate and other tax rates, utility costs, insurance costs, repairs, maintenance and other operating expenses, and administrative expenses. Rising operating expenses could reduce our cash flow and funds available for future distributions. Our properties and any properties we acquire in the future are and will be subject to operating risks common to real estate in general, any or all of which may have a negative affect. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, then we could be required to expend funds to stabilize that property’s operating expenses.

We could incur significant costs related to government regulation and litigation over environmental matters.
          Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or other contaminants at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership, operation and management of real properties, we are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.
          Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Although we believe that our properties materially comply with present requirements of the ADA and other regulations, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of our properties is not in compliance with any such laws, then we would be required to incur additional costs to bring the property into compliance. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our common stock, and our ability to satisfy our debt service obligations and make distributions to our stockholders could be adversely affected. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock, and our ability to satisfy our debt service obligations and make distributions to our stockholders.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and depress our stock price.
          Our charter contains a 9.9% ownership limit. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable relating to qualification as a REIT and to limit any person to beneficial ownership of no more than 9.9% of the outstanding shares of our common stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose direct or indirect ownership in excess of 9.9% of the value of our outstanding shares of our common stock could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify as, or to be, a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
          We could authorize and issue stock and units without stockholder approval. Our charter authorizes our board of directors to authorize additional shares of our common stock or preferred stock, issue authorized but unissued shares of our common stock or preferred stock, issue units and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
          Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that our “control shares” (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of control shares) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.
          We have opted out of these provisions of the MGCL. However, our board of directors may, by resolution, elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

If we are not qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distribution.
          We have elected since 1986 to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or Code. A REIT will generally not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income, to the extent that it distributes at least 90% of its taxable income to its shareholders and complies with certain other requirements. Under applicable provisions of the Code governing REITs, a REIT, among other things, may not own more than ten percent in value or voting power of a corporation other than a qualifying “taxable REIT subsidiary”.

Distribution requirements could adversely affect our liquidity.
          We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order to be qualified as a REIT. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-

term or long-term basis to meet the 90% distribution requirement of the Code. Certain of our assets generate substantial differences between taxable income and income recognized in accordance with generally accepted accounting principles. Such assets include operating real estate that has been acquired through structures that may limit or completely eliminate the depreciation deduction that would otherwise be available for income tax purposes. As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (a) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, (b) borrow on unfavorable terms, (c) sell assets in adverse market conditions or (d) default in covenants under our loan agreements.
          Further, amounts distributed will not be available to fund investment activities. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.
          Recently enacted tax legislation reduces the maximum tax rate for dividends payable to individuals from 38.6% to 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs.
          In addition, the relative attractiveness of investments in real estate companies or real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could affect the value of our real estate assets negatively.

Our success depends on key personnel whose continued service is not guaranteed.
          We depend on the efforts of key personnel, particularly Mr. Ullman, our chairman, chief executive officer and president, whose continued service is not guaranteed. The loss of services of key personnel could materially and adversely affect our operations because of diminished relationships with lenders, sources of equity capital and existing and prospective tenants.
Risks Related to this Offering

Shares of our common stock have been thinly traded in the past.
          Although a trading market for our common stock exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will be sustained in the future. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

Market interest rates may have an effect on the value of our common stock.
          One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to go down.

Future sales of shares of our common stock could lower the price of our shares.
          We may, in the future, sell additional shares of our common stock in subsequent public offerings. Additionally, shares of our common stock underlying options will be available for future sale upon exercise of those options. Any sales of a substantial number of our shares in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline.
USE OF PROCEEDS
          The net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. The applicable prospectus supplement will contain further details on the use of net proceeds.
DESCRIPTION OF PREFERRED STOCK
Authorized and Outstanding
          Cedar is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share. 3,550,000 shares of Series A Preferred Stock are issued and outstanding.
Series A Preferred Stock
          The Series A Preferred Stock bears cumulative cash dividends at the rate of 8 7/8% per annum of the $25.00 per share liquidation preference (equal to $2.21875 per annum per share). The Series A Preferred Stock is redeemable at our option on and after July 28, 2009 at $25.00 per share, plus accrued and unpaid dividends. The Series A Preferred Stock has a liquidation preference of $25.00 per share, plus a premium of between 1% and 5% if liquidation occurs before July 28, 2009. The holders of Series A Preferred Stock generally do not have any voting rights; however, the affirmative vote of at least two-thirds is required to create capital shares ranking senior to the Series A Preferred Stock or to amend our Articles of Incorporation that materially and adversely affects their rights. The Series A Preferred Stock is listed on the NYSE under the symbol “CDR PrA.”
General
          The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our Articles of Incorporation and Bylaws and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of preferred stock.
          The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms
          Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.
          Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

(1)	the title and stated value of the preferred stock;

(2)	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)	the date from which dividends on the preferred stock shall accumulate, if applicable;

(5)	the procedures for any auction and remarketing, if any, for the preferred stock;

(6)	the provision for a sinking fund, if any, for the preferred stock;

(7)	the provision for redemption, if applicable, of the preferred stock;

(8)	any listing of the preferred stock on any securities exchange;

(9)	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculation thereof;

(10)	whether interests in the preferred stock will be represented by depositary shares;

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(12)	a discussion of federal income tax considerations applicable to the preferred stock;

(13)	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(15)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to be qualified as a REIT.
Rank
          Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

(a)	senior to all classes or series of our common stock;

(b)	senior to all equity securities ranking junior to the preferred stock;

(c)	equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment;

(d)	junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.
          The term “equity securities” excludes convertible debt securities.
Dividends
          Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of assets legally available for payment, cash dividends at rates and on dates set forth in the applicable prospectus supplement. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.
          As provided in the applicable prospectus supplement, dividends on any series of the preferred stock may be cumulative or non-cumulative. Cumulative dividends will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend for the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such dividend period, whether or not dividends on such series are declared payable on any future dividend payment date.
          If preferred stock of any series is outstanding, our Board of Directors will not declare, pay or set apart for payment dividends on any of our capital stock of any other series ranking, as to dividends, equally with or junior to the preferred stock outstanding for any period unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;
          When dividends are not paid in full, or when a sum sufficient for such full payment is not set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking equally as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking equally as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series, which shall not include any accumulation of unpaid dividends for prior dividend periods if such preferred stock lacks a cumulative dividend, and such other series of preferred stock bear to each other. No interest, or sum of money instead of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.
          Except as provided in the immediately preceding paragraph, unless we have paid dividends through the then current dividend period, including dividend payments in arrears if dividends are cumulative, for such series of preferred stock or unless our Board of Directors has declared such dividends and has set aside a sum sufficient for such payment, our Board of Directors shall not declare dividends, other than in shares of common stock or other capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation, or pay or set aside for payment or declare or make any other distribution upon the common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration, or any moneys to be paid or made available for a sinking fund for the redemption of any such shares, any shares of common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Notwithstanding the foregoing, we may convert such shares into or exchange such shares for other of our capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation.
Redemption
          If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.
          The prospectus supplement applicable to a series of preferred stock that is subject to mandatory redemption will specify:

(a)	the number of shares of such preferred stock that shall be redeemed by us in each year,

(b)	the year such redemption will commence,

(c)	the redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption,

(d)	whether the redemption price is payable in cash or property.
          If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred stock may provide that, if we have not issued capital shares or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically be converted into our capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.
          We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;
          The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.
          If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder with adjustments to avoid redemption of fractional shares, or by lot.
          We will mail notice of redemption 30 to 60 days prior to the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

(a)	the redemption date;

(b)	the number of shares and series of the preferred stock to be redeemed;

(c)	the redemption price;

(d)	the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

(e)	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

(f)	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.
          If we are to redeem fewer than all the shares of preferred stock of any series, the notice we mail to each holder of preferred stock shall specify the number of shares of preferred stock to be redeemed from each holder. If we have given notice of redemption of any preferred stock and if we have set aside, in trust for the benefit of the holders of any preferred stock called for redemption, the funds necessary for such redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock to be redeemed. Additionally all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.
Liquidation Preference
          Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Such preferred shareholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.
          If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.
Voting Rights
          Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.
          Whenever dividends on any shares of preferred stock are in arrears for six or more consecutive quarterly periods, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors at a special meeting called by the holders of record of ten percent (10%) of any series of preferred stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until (a) if such series of preferred stock has a cumulative dividend, we have paid or our Board of Directors has declared and set aside a sum sufficient for payment of all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period or (b) if such series of preferred stock lacks a cumulative dividend, we have fully paid or our Board of Directors has declared and set aside a sum sufficient for payment of four consecutive quarterly dividends. In such case, two directors will be added to our Board of Directors.
          Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with such series voting separately as a class, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of our Articles of Incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof. With respect to the occurrence of any of the events set forth in (b) above so long as the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Additionally, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.
          The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.
Conversion Rights
          The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.
Shareholder Liability
          Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for our acts and obligations and that our funds and property shall be the only recourse for such acts or obligations.
Restrictions on Ownership
          To qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.
Registrar and Transfer Agent
          The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock. The Registrar and Transfer Agent for the Series A Preferred Stock is American Stock Transfer & Trust Company.

DESCRIPTION OF DEPOSITARY SHARES
General
          We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.
          Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.
Dividends and Other Distributions
          The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.
          If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.
Withdrawal of Stock
          Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders’ order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.
Redemption of Depositary Shares
          Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.
          From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.
Voting of the Preferred Stock
          Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary’s negligence or willful misconduct.
Liquidation Preference
          Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.
Conversion of Preferred Stock
          Except with respect to certain conversions in order to be qualified as a REIT, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.
Amendment and Termination of the Deposit Agreement
          By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.
          Upon 30 days’ prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to be qualified as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.
          The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.
Charges of Depositary
          We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.
Resignation and Removal of Depositary
          The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.
Miscellaneous
          The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related Preferred Stock.
          We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

          In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.
DESCRIPTION OF COMMON STOCK
General
          Cedar’s authorized capital stock includes 50 million shares of common stock, $.06 par value per share. For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. At May 15, 2005, there were 22,340,981 shares of common stock outstanding.
          All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment. We have paid quarterly dividends beginning with a dividend for the portion of the quarter from the closing of our public offering in October 2003.
          Under Maryland law, stockholders are generally not liable for our debts or obligations. If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.
Restrictions on Ownership
          In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Articles of Incorporation contain a provision restricting the ownership or acquisition of shares of common stock.
Registrar and Transfer Agent
          American Stock Transfer & Trust Company is the Registrar and Transfer Agent for the common stock.
DESCRIPTION OF WARRANTS
General
          We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a warrant agent, or as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.
          Pursuant to this prospectus we also may issue warrants to underwriters or agents as additional compensation in connection with a distribution of our securities.
Exercise of Warrants
          Each warrant will entitle the holder thereof to purchase for cash the number of shares of preferred stock or common stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.
          Warrants may be exercised as set forth in the applicable prospectus supplement relating to those warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.
DESCRIPTION OF STOCK PURCHASE CONTRACTS
          We may issue stock purchase contracts, which are contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. We may issue stock purchase contracts in such amounts and in as many distinct series as we wish.

          The prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

•	whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock and the nature and amount of common stock, or the method of determining that amount;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts; and

•	whether the stock purchase contracts will be issued in fully registered or global form.
          The applicable prospectus supplement will describe the terms of any stock purchase contracts. The preceding description and any description of stock purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the stock purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such stock purchase contracts.
DESCRIPTION OF UNITS
          We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.
          The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.
          The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.
PLAN OF DISTRIBUTION
          We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. We will name, in the applicable prospectus supplement, any such underwriter or agent involved in the offer and sale of the securities.
          Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.
          We will set forth in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.
          Underwriters or agents in any distribution, including a distribution that takes the form of an at-the-market offering, may include UBS Securities LLC. To the extent that we make sales to or through one or more of the named underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more of the named underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid are impossible to determine and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or dealers may agree to solicit offers to purchase, blocks of our common stock. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. To the extent that any named underwriter or agent acts as principal pursuant to the terms of a distribution agreement, or if we offer to sell shares of our common stock through another broker-dealer acting as underwriter, then such named underwriter may engage in certain transactions that stabilize, maintain or otherwise affect the price of our common stock. We will describe any such activities in the prospectus supplement relating to the transaction. To the extent that any named broker dealer or agent acts as agent on a best efforts basis pursuant to the terms of a distribution agreement, such broker dealer or agent will not engage in any such stabilization transactions.
          If the applicable prospectus supplement so indicates, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from them at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.
          In the ordinary course of business, certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us.

LEGAL MATTERS
          Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the issuance of the securities offered hereby for us.
EXPERTS
          The consolidated financial statements of Cedar Shopping Centers, Inc. appearing in Cedar Shopping Centers, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedule appearing therein), and Cedar Shopping Centers, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, and the statement of revenues and certain expenses of Brickyard Shopping Plaza for the year ended June 30, 2004 appearing in our Current Report on Form 8-K/ A dated February 11, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, incorporated by reference therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Any documents we file may also be available at the SEC’s site on the World Wide Web located at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.
          We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

9,000,000 Shares
Cedar Shopping Centers, Inc.
Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Raymond James
Banc of America Securities LLC
Legg Mason Wood Walker
Incorporated
UBS Investment Bank
August      , 2005